Exhibit 12

NYSE Euronext

Computation of Ratio of Earnings to Fixed Charges

	Year-ended December 31,
($ in millions, except ratio)	2008	2007	2006	2005	2004
Determination of Earnings:
(Loss) income from continuing operations before	$(646)	$882	$329	$91	$43
income tax provision and minority interest(1)(2)
Add:
Fixed charges	150	129	3	6

Pre-tax (losses) earnings before fixed charges	(496)	1,011	332	97	43

Fixed Charges:
Interest expense	149	126	—	—	—
Other(3)	1	3	3	6	3

Fixed charges	150	129	3	6	3
Preference security dividend requirements	—	—	—	—	—

Total fixed charges	150	129	3	6	3
Ratio of (losses) earnings to fixed charges(4)	N/A	7.84	110.67	16.17	14.33

(1)	Pre-tax income from continuing operations excludes income from associates.

(2)	Includes non-cash impairment charges of $1,590 million for year ended December 31, 2008.

(3)	Other fixed charges consist of the interest factor in capital and operating leases.

(4)	Due to the loss in 2008, earnings were insufficient to cover fixed charges by $646 million.